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PagnatoKa
Transparent Family Wealth Adv

Paul Pagnato · 2nd

Co-Chairman Cresset | Author | Founder PagnatoKarp | Stanford Center on Longevity

Reston, Virginia, United States · 500+ connections · Contact info

Inc. CEO Project

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Investing in Disruptive Innovation and Exponential Technologies !!...

Singularity
UNIVERSITY
INVESTING IN
DISRUPTIVE
INNOVATION
PagnatoKarp
CRESSET

Investing in Disruptive Innovation and Exponential Technologies - PagnatoKar...
pagnatokarp.com • 1 min read

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Barron's Recognition Reinforces our Dedication to Transparency, Innovation, a...

BARRON'S 2020
AMERICA'S BEST
RIA FIRMS
PagnatoKarp
CRESSET

Barron's Ranks PagnatoKarp Cresset 2020 Best RIA Firms in America -...
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Experience

Inc.



CEO Advisory Board Member

Inc. CEO Project · Part-time

Jan 2012 – Present · 8 yrs 11 mos

Inc. CEO Project is a business advisory group for high-performing, experienced CEOs.
www.IncCEOProject.com



Co-Chairman

Cresset

Jun 2020 – Present · 6 mos

Cresset refers to Cresset Capital Management, LLC and all of its affiliates. Investment advisory
and other services are provided by Cresset through its affiliates Cresset Asset Management,
LLC, also conducting business as PagnatoKarp, and Cresset Partners, LLC, SEC registered
Investment Advisors.



CEO Founder

PagnatoKarp

Mar 2016 – Present · 4 yrs 9 mos

Reston, VA

PagnatoKarp's Intelligent Wealth Management™ helps streamline lives through high-touch
sophistication, expert advice and transparency. Family Office Fusion combines portfolio, tax,
legal, planning, private banking, family coaching and lifestyle services for the ultra-high-net-
worth, with a special focus on CEO Founders. With True Fiduciary® standards, advic …**see mor**



Ambassador, SingularityU Washington DC Metro Chapter

Singularity University

Jul 2019 – Present · 1 yr 5 mos

Washington D.C. Metro Area



Founder, PagnatoKarp Group

HighTower

2011 – Feb 2016 · 5 yrs

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Education



Florida Atlantic University

Bachelor's degree, Sciences

1983 – 1986

Singularity University
Executive Program, 2017

Volunteer experience

Advisory Council Member - Stanford Center on Longevity
Stanford University

Advisory Board Member - CFA Society Washington, DC
CFA Institute

Venture Partner
KittyHawk Ventures

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